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FROM: Conner, Thomas
SENT: Friday, December 16, 2011 5:08 PM
TO: 'Oh, Min S.'
CC: Pitts, Patrice; Conner, Thomas
SUBJECT: Metlife Investors Responses to Staff Comments on Class A Prospectus

Sonny:

Thank you for all your assistance on MLI's filings. In that regard, their responses to your comments provided orally December 9th regarding the 49 state Class A prospectus filing are attached, as well as "changed pages."

We look forward to discussing the responses with you early next week so that we can receive staff clearance.


Tom

THOMAS CONNER | PARTNER


SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0590 direct | 202.637.3593 facsimile
Thomas.Conner@sutherland.com  |   www.sutherland.com
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www.regulatoryreformtaskforce.com
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15827904_5.DOC

MLI Class A Change Pages.pdf